November 3, 2005


Mr. Blaise Rhodes
United States Securities and Exchange Commission
100 F. Street, North East
Washington D.C. 20549


Dear Mr. Rhodes,

In response to your comment letter dated November 1, 2005 regarding Entech Environmental Technologies, Inc.'s filing on Form 8-K on October 28, 2005, I acknowledge the following:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Burr D. Northrop
--------------------------------------
Burr D. Northrop, President
Entech Environmental Technologies, Inc.